UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	YEAR: 2009
GRUPO TELEVISA, S.A.B.	QUARTER: 02

BALANCE SHEETS
AS OF JUNE 30, 2009 AND 2008
CONSOLIDATED

Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%
s01	TOTAL ASSETS	111,820,954	100	102,327,454	100

s02	CURRENT ASSETS	58,044,140	52	51,568,864	50
s03	CASH AND AVAILABLE INVESTMENTS	29,820,824	27	30,287,031	30
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	11,760,861	11	10,017,237	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,284,973	4	2,809,994	3
s06	INVENTORIES	5,352,671	5	4,710,125	5
s07	OTHER CURRENT ASSETS	6,824,811	6	3,744,477	4
s08	LONG-TERM ASSETS	3,840,482	3	4,110,097	4
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	2,484,755	2	2,626,207	3
s11	OTHER INVESTMENTS	1,355,727	1	1,483,890	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	30,371,135	27	29,647,372	29
s13	LAND AND BUILDINGS	16,744,766	15	16,476,393	16
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	37,023,363	33	34,074,340	33
s15	OTHER EQUIPMENT	4,681,870	4	4,842,125	5
s16	ACCUMULATED DEPRECIATION	29,322,832	26	26,995,965	26
s17	CONSTRUCTION IN PROGRESS	1,243,968	1	1,250,479	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,324,325	10	10,842,051	11
s19	OTHER ASSETS	8,240,872	7	6,159,070	6

s20	TOTAL LIABILITIES	65,682,421	100	60,226,090	100

s21	CURRENT LIABILITIES	10,301,055	16	9,832,254	16
s22	SUPPLIERS	6,038,995	9	5,355,608	9
s23	BANK LOANS	542,433	1	1,173,217	2
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	139,925	0	97,711	0
s25	TAXES PAYABLE	600,542	1	600,002	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,979,160	5	2,605,716	4
s27	LONG-TERM LIABILITIES	35,906,146	55	30,943,720	51
s28	BANK LOANS	8,666,115	13	8,412,115	14
s29	STOCK MARKET LOANS	26,195,450	40	21,604,147	36
s30	OTHER LOANS WITH COST	1,044,581	2	927,458	2
s31	DEFERRED LIABILITIES	13,206,197	20	14,638,501	24
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	6,269,023	10	4,811,615	8

s33	STOCKHOLDERS' EQUITY	46,138,533	100	42,101,364	100

s34	NON-CONTROLLING INTEREST	6,653,025	14	4,953,460	12
s35	CONTROLLING INTEREST	39,485,508	86	37,147,904	88
s36	CONTRIBUTED CAPITAL	14,567,803	32	14,608,894	35
s79	CAPITAL STOCK	10,019,859	22	10,060,950	24
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	10	4,547,944	11
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	24,917,705	54	22,539,010	54
s42	RETAINED EARNINGS AND CAPITAL RESERVES	29,035,438	63	27,163,950	65
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	379,902	1	201,122	0
s80	SHARES REPURCHASED	(4,497,635)	(10)	(4,826,062)	(11)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	29,820,824	100	30,287,031	100
s46	CASH	1,768,212	6	1,013,614	3
s47	AVAILABLE INVESTMENTS	28,052,612	94	29,273,417	97

s07	OTHER CURRENT ASSETS	6,824,811	100	3,744,477	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	12,691	0	1,547	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	6,812,120	100	3,742,930	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,324,325	100	10,842,051	100
s48	DEFERRED EXPENSES (NET)	5,105,849	45	3,711,535	34
s49	GOODWILL	6,218,476	55	7,130,516	66
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	8,240,872	100	6,159,070	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	1,543,621	19	557,225	9
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	6,697,251	81	5,601,845	91

s21	CURRENT LIABILITIES	10,301,055	100	9,832,254	100
s52	FOREIGN CURRENCY LIABILITIES	4,705,300	46	3,644,682	37
s53	MEXICAN PESOS LIABILITIES	5,595,755	54	6,187,572	63

s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,979,160	100	2,605,716	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	118,573	5
s89	ACCRUED INTEREST	415,392	14	350,651	13
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,164,611	73	1,795,349	69
s105	BENEFITS TO EMPLOYEES	399,157	13	341,143	13

s27	LONG-TERM LIABILITIES	35,906,146	100	30,943,720	100
s59	FOREIGN CURRENCY LIABILITIES	26,406,146	74	20,943,720	68
s60	MEXICAN PESOS LIABILITIES	9,500,000	26	10,000,000	32

s31	DEFERRED LIABILITIES	13,206,197	100	14,638,501	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	13,206,197	100	14,638,501	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	6,269,023	100	4,811,615	100
s66	DEFERRED TAXES	2,233,633	36	1,329,833	28
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	393,884	6	288,859	6
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,641,506	58	3,192,923	66

s79	CAPITAL STOCK	10,019,859	100	10,060,950	100
s37	CAPITAL STOCK (NOMINAL)	2,368,792	24	2,378,506	24
s38	RESTATEMENT OF CAPITAL STOCK	7,651,067	76	7,682,444	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	29,035,438	100	27,163,950	100
s93	LEGAL RESERVE	2,135,423	7	2,135,423	8
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	24,095,063	83	22,134,250	81
s45	NET INCOME FOR THE YEAR	2,804,952	10	2,894,277	11

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	379,902	100	201,122	100
s70	ACCUMULATED MONETARY RESULTS	0	0	0	0
s71	RESULTS FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULTS FROM FOREIGN CURRENCY TRANSLATION	(1,168,851)	(308)	(1,347,567)	(670)
s97	CUMULATIVE RESULTS FROM DERIVATIVE FINANCIAL INSTRUMENTS	(56,411)	(15)	0	0
s98	CUMULATIVE EFFECTS OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	1,605,164	423	1,548,689	770

BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	47,743,085	41,736,610
s73	PENSIONS AND SENIORITY PREMIUMS	1,529,280	1,580,535
s74	EXECUTIVES (*)	39	33
s75	EMPLOYEES (*)	22,398	21,516
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	329,605,039,335	329,633,134,896
s78	REPURCHASED SHARES (*)	16,936,785,996	18,329,877,735
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	1,553,863	1,107,054

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30, 2009 AND 2008
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%
r01	NET SALES	24,039,310	100	21,041,674	100
r02	COST OF SALES	12,930,728	54	11,373,084	54
r03	GROSS PROFIT	11,108,582	46	9,668,590	46
r04	GENERAL EXPENSES	4,242,580	18	3,275,704	16
r05	OPERATING INCOME (LOSS)	6,866,002	29	6,392,886	30
r08	OTHER INCOME AND (EXPENSE), NET	(295,387)	(1)	(544,961)	(3)
r06	INTEGRAL RESULT OF FINANCING	(1,539,716)	(6)	(744,172)	(4)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	(448,665)	(2)	(289,931)	(1)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	4,582,234	19	4,813,822	23
r10	INCOME TAXES	1,333,188	6	1,324,684	6
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,249,046	14	3,489,138	17
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	3,249,046	14	3,489,138	17
r19	NON-CONTROLLING INTEREST NET INCOME	444,094	2	594,861	3
r20	CONTROLLING INTEREST NET INCOME	2,804,952	12	2,894,277	14

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%
r01	NET SALES	24,039,310	100	21,041,674	100
r21	DOMESTIC	20,192,961	84	17,951,883	85
r22	FOREIGN	3,846,349	16	3,089,791	15
r23	TRANSLATED INTO DOLLARS (***)	291,954	1	299,506	1

r08	OTHER INCOME AND (EXPENSE), NET	(295,387)	100	(544,961)	100
r49	OTHER INCOME AND (EXPENSE), NET	(291,127)	99	(542,764)	100
r34	EMPLOYEES' PROFIT SHARING, CURRENT	6,091	(2)	2,197	0
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	(1,831)	1	0	0

r06	INTEGRAL RESULT OF FINANCING	(1,539,716)	100	(744,172)	100
r24	INTEREST EXPENSE	1,618,077	(105)	1,153,827	(155)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	607,974	(39)	781,341	(105)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(529,613)	34	(371,686)	50
r28	RESULTS FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	1,333,188	100	1,324,684	100
r32	INCOME TAX, CURRENT	1,279,520	96	1,684,518	127
r33	INCOME TAX, DEFERRED	53,668	4	(359,834)	(27)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	30,495,421	22,676,776
r37	TAX RESULT FOR THE YEAR	6,218,925	6,575,157
r38	NET SALES (**)	50,969,914	44,029,417
r39	OPERATING INCOME (**)	15,600,924	14,855,369
r40	CONTROLLING INTEREST NET INCOME (**)	7,714,328	8,128,599
r41	NET CONSOLIDATED INCOME (**)	8,490,566	9,187,738
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	2,362,233	1,956,076

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM APRIL 1 TO JUNE 30, 2009 AND 2008
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	12,676,889	100	11,503,556	100
rt02	COST OF SALES	6,372,233	50	5,772,014	50
rt03	GROSS PROFIT	6,304,656	50	5,731,542	50
rt04	GENERAL EXPENSES	2,168,112	17	1,723,175	15
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,136,544	33	4,008,367	35
rt08	OTHER INCOME AND (EXPENSE), NET	(202,647)	(2)	(520,036)	(5)
rt06	INTEGRAL RESULT OF FINANCING	(828,170)	(7)	(216,178)	(2)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(135,775)	(1)	(104,670)	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	2,969,952	23	3,167,483	28
rt10	INCOME TAXES	822,988	6	848,468	7
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,146,964	17	2,319,015	20
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,146,964	17	2,319,015	20
rt19	NET INCOME OF MINORITY INTEREST	320,043	3	478,286	4
rt20	NET INCOME OF MAJORITY INTEREST	1,826,921	14	1,840,729	16

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing

REF		CURRENT YEAR		PREVIOUS YEAR
RT	CONCEPTS	Amount	%	Amount	%

rt01	NET SALES	12,676,889	100	11,503,556	100
rt21	DOMESTIC	10,780,673	85	9,913,500	86
rt22	FOREIGN	1,896,216	15	1,590,056	14
rt23	TRANSLATED INTO DOLLARS (***)	154,562	1	158,640	1

rt08	OTHER INCOME AND (EXPENSE), NET	(202,647)	100	(520,036)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(200,164)	99	(518,024)	100
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	2,872	(1)	2,012	0
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	(389)	0	0	0

rt06	INTEGRAL RESULTS OF FINANCING	(828,170)	100	(216,178)	100
rt24	INTEREST EXPENSE	759,638	(92)	504,660	(233)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	261,911	(32)	358,155	(166)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(330,443)	40	(69,673)	32
rt28	RESULTS FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	822,988	100	848,468	100
rt32	INCOME TAX, CURRENT	902,934	110	566,256	67
rt33	INCOME TAX, DEFERRED	(79,946)	(10)	282,212	33

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,155,084	962,808

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing

REF		CURRENT YEAR	PREVIOUS YEAR
E	CONCEPTS	Amount	Amount

	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	4,582,234	4,813,822
e02	+ (-) ITEMS NOT REQUIRING CASH	324,533	(518)
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	2,823,349	2,699,771
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,184,944	349,048
e05	CASH FLOW BEFORE INCOME TAX	8,915,060	7,862,123
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(4,548,671)	(508,745)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	4,366,389	7,353,378

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(1,504,408)	(3,212,774)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	2,861,981	4,140,604

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(8,037,002)	202,769
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,175,021)	4,343,373
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(110,215)	(19,751)
e13	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	35,106,060	25,963,409
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,820,824	30,287,031

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	324,533	(518)
e15	+ ESTIMATES FOR THE PERIOD	314,528	123,820
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	10,005	(124,338)

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	2,823,349	2,699,771
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	2,362,233	1,956,076
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	-	427,095
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	448,665	289,931
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	-	-
e24	(-) + OTHER ITEMS	12,451	26,669

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	1,184,944	349,048
e25	+ ACCRUED INTEREST	1,372,888	1,153,827
e26	+ (-) OTHER ITEMS	(187,944)	(804,779)

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(4,548,671)	(508,745)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	6,133,013	7,186,658
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(705,281)	(633,498)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(1,748,385)	(850,305)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(300,741)	673,734
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(5,861,784)	(5,616,311)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(2,065,493)	(1,269,023)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(1,504,408)	(3,212,774)
e33	- PERMANENT INVESTMENT IN SHARES	(678,093)	(737,183)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-	-
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(1,817,554)	(1,835,968)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	72,507	60,250
e37	- INVESTMENT IN INTANGIBLE ASSETS	(168,248)	(1,204,288)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	-	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTS	-	-
e44	+ (-) OTHER ITEMS	1,086,980	504,415

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(8,037,002)	202,769
e45	+ BANK FINANCING	-	-
e46	+ STOCK MARKET FINANCING	-	5,252,135
e47	+ OTHER FINANCING	-	-
e48	(-) BANK FINANCING AMORTIZATION	(2,294,915)	(481,923)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-	-
e50	(-) OTHER FINANCING AMORTIZATION	(67,417)	(47,451)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	(5,183,020)	(2,229,973)
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(1,397,273)	(1,120,917)
e56	- REPURCHASE OF SHARES	20,456	(613,037)
e57	+ (-) OTHER ITEMS	885,167	(556,065)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS

CONSOLIDATED

Final Printing
REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

	YIELD
p01	NET INCOME TO NET SALES	13.52%		16.58%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	18.40%		21.82%
p03	NET INCOME TO TOTAL ASSETS (**)	7.59%		8.98%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	77.72%		44.07%
p05	RESULTS FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.46	times	0.43	times
p07	NET SALES TO FIXED ASSETS (**)	1.68	times	1.49	times
p08	INVENTORIES TURNOVER (**)	5.00	times	4.79	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	77	days	75	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.97%		7.40%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	58.74%		58.86%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.42	times	1.43	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	47.37%		40.83%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	118.22%		104.37%
p15	OPERATING INCOME TO INTEREST PAID	4.24	times	5.54	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.78	times	0.73	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.63	times	5.24	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	5.12	times	4.77	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.88	times	0.86	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	289.49%		308.04%

(**) FOR THESE RATIOS THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE

CONSOLIDATED

Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.01		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0		$0

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0		$0

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$0.01		$0.03

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS) PER SHARE (**)	$0		$0

d08	CARRYING VALUE PER SHARE	$0.12		$0.11

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.01		$0.01

d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares

d11	MARKET PRICE TO CARRYING VALUE	3.19	times	3.71	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	44.99	times	16.95	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES(1)
CONSOLIDATED

Final Printing

S31: "DEFERRED LIABILITIES". THIS LINE INCLUDES PS.12,616,828 AND PS.12,038,275 AS OF JUNE 30, 2009 AND 2008, RESPECTIVELY, OF A SHORT-TERM NATURE.

S: BALANCE SHEET- CERTAIN RECLASSIFICATIONS HAVE BEEN MADE TO JUNE 30, 2008 TO FINANCIAL INFORMATION TO CONFORM TO THE JUNE 30, 2009 PRESENTATION.

E: "STATEMENT OF CASH FLOWS (INDIRECT METHOD)":

THE  STATEMENT OF CASH FLOWS  FOR  THE  SIX MONTHS ENDED JUNE 30, 2008, INCLUDES CERTAIN RECLASSIFICATIONS TO CONFORM WITH THE PRESENTATION OF THE STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2008 AND THE SIX MONTHS ENDED JUNE 30, 2009.

S03:  CASH AND AVAILABLE INVESTMENTS INCLUDES CASH AND CASH EQUIVALENTS FOR PS. 28,052,612 AND PS. 29,273,417 AS OF JUNE 30, 2009 AND 2008, RESPECTIVELY,

S07:  OTHER CURRENT ASSETS INCLUDES TEMPORARY INVESTMENTS FOR PS. 5,262,157 AND PS. 2,742,670 AS OF JUNE 30, 2009 AND 2008, RESPECTIVELY.

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DERIVATIVE FINANCIAL INSTRUMENTS(1)
CONSOLIDATED

Final Printing

PLEASE REFER TO OUR FORM 6-K FILED ON JULY 21, 2009.

(1) THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID  CAPITAL STOCK

CONSOLIDATED
Final Printing
SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Mexican Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	112,037,329,040	0	112,037,329,040	0	819,434	0
B	0.00000	0	52,027,089,003	0	52,027,089,003	0	382,758	0
D	0.00000	0	82,770,310,646	0	82,770,310,646	0	583,300	0
L	0.00000	0	82,770,310,646	0	0	82,770,310,646	583,300	0
TOTAL			329,605,039,335	0	246,834,728,689	82,770,310,646	2,368,792	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :		329,605,039,335

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	MICHAEL LARSON

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO ALEJANDRO MENDOZA GIMÉNEZ

POSITION:	DIRECTOR
NAME:	PEDRO CARLOS ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAUL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF  INVESTMENTS IN SHARES
SUBSIDIARIES
CONSOLIDATED

Final Printing
	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	109,713,505	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	17,816,698	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,080,182	100.00
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,868,959,000	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,072,110	100.00
6	EN VIVO US HOLDING, LLC	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100.00
7	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	5,162,811,261	100.00
8	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	272,600,905	100.00
9	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,109,462	100.00
10	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	5,202,931	100.00
11	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00
12	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
13	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	154,322,879	100.00
14	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	100.00
15	TELEVISA ENTERPRISES, INC	PROMOTION AND DEVELOPMENT OF COMPANIES	5,000	100.00
16	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,390,573	100.00
17	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	49	100.00
18	TELEVISION INDEPENDIENTE DE MEXICO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	38,777,677	100.00
19	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
20	CAPITALIZED INTEGRAL COST OF FINANCING	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-

ANALYSIS OF  INVESTMENTS IN SHARES
ASSOCIATES
CONSOLIDATED

Final Printing
					TOTAL AMOUNT (Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	ACQUISITION COST	BOOK VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	53,694
2	PRODUCTORA Y COMERC. DE TV, S.A. DE C.V.	TV CABLE TRANSMISSION	49	32.70	49	61,611
3	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	23,229
4	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	188,684	25.00	451,126	165,597
5	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	840
6	EDITORIAL CLIO, LIBROS Y VIDEOS,S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	7,024
7	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	1,097
8	GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	11,067,203	40.47	3,780,150	1,330,389
9	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION COMPANY	99,758	39.36	99,758	5,356
10	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	471,760
11	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(12,032)
12	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMISSION	4,366,904	50.00	1,028,822	367,290
13	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	8,900
	TOTAL INVESTMENT IN ASSOCIATES				6,651,832	2,484,755
	OTHER PERMANENT INVESTMENTS					1,355,727
	TOTAL				6,651,832	3,840,482

CREDITS BREAK DOWN
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREIGN INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35		500,000	500,000	1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	TIIE+.24						1,400,000
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	3MLIBOR+.525											2,964,488
BANK OF AMERICA	YES	3/31/2000	3/31/2010	LIBOR+1.25							330	33,256
BANCO SANTANDER	YES	12/15/2007	11/15/2022	UNIDADDEFOMENTO							851	872	1,805	1,896	2,546	36,605
JP MORGAN CHASE BANK, NA.	YES	12/1/2007	12/19/2012	3MLIBOR+.600											658,775
GE CAPITAL LEASING	YES	5/1/2007	4/10/2010	LIBOR+1.50							3,831	3,293

OTHER
TOTAL BANKS					-	500,000	500,000	1,000,000	-	3,500,000	5,012	37,421	1,805	1,896	3,625,809	36,605
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41										947,990
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,952,650
HOLDERS	YES	3/18/2005	3/18/2025	6.97												7,905,300
HOLDERS	YES	5/6/2008	5/15/2018	6.31												6,587,750
HOLDERS	YES	11/15/2005	11/15/2015	9.86												2,301,760
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	0	947,990	0	20,747,460
SUPPLIERS
VARIOUS	NA	6/30/2009	6/30/2010			2,883,502
VARIOUS	YES	6/30/2009	6/30/2010									3,155,493
TOTAL SUPPLIERS					0	2,883,502	0	0	0	0	0	3,155,493	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	YES	9/8/2000	9/8/2015	11.50							67,961	71,964	156,891	175,916	197,248	514,526
TOTAL OTHER LOANS WITH COST					0	0	0	0	0	0	67,961	71,964	156,891	175,916	197,248	514,526

OTHER CURRENT LIABILITIES
WHITHOUT COST (S26)
VARIOUS	NA					1,703,385
VARIOUS	YES											1,275,775
TOTAL CURRENT LIABILITIES WHITHOUT COST					0	1,703,385	0	0	0	0	0	1,275,775	0	0	0	0

TOTAL					-	5,086,887	500,000	1,000,000	-	8,000,000	72,973	4,540,653	158,696	1,125,802	3,823,057	21,298,591

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
ARE AS FOLLOWS:

$ 13.1755 PESOS PER U.S. DOLLAR
0.0246 PESOS PER COLOMBIAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND
MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.91,675AND PS.508,868, RESPECTIVELY,
FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED

Final Printing

	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,138,229	28,172,236	205,967	2,713,718	30,885,954

LIABILITIES POSITION	2,480,913	32,687,269	89,873	1,184,122	33,871,391

SHORT-TERM LIABILITIES POSITION	270,629	3,565,672	86,496	1,139,628	4,705,300

LONG-TERM LIABILITIES POSITION	2,210,284	29,121,597	3,377	44,494	29,166,091

NET BALANCE	(342,684)	(4,515,033)	116,094	1,529,596	(2,985,437)

NOTES

MONETARY  ASSETS INCLUDE  U.S.$62,299 THOUSAND DOLLARS OF LONG-TERM HELD-TO-MATURITY INVESTMENTS.

(1) THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

PS. 13.1755	PESOS PER U.S. DOLLAR
18.4877	PESOS PER EURO
11.3473	PESOS PER CANADIAN DOLLAR
3.4705	PESOS PER ARGENTINEAN PESO
0.5947	PESOS PER URUGUAYAN PESO
13.1755	PESOS PER PANAMANIAN BALBOA
0.0246	PESOS PER CHILEAN PESO
0.0061	PESOS PER COLOMBIAN PESO
4.4816	PESOS PER PERUVIAN NUEVO SOL
12.1331	PESOS PER SWISS FRANC
6.1281	PESOS PER STRONG BOLIVAR
6.7235	PESOS PER BRAZILIAN REAL
21.6813	PESOS PER STERLING LIBRA
1.9288	PESOS PER CHINESE YUAN
0.1370	PESOS PER JAPANESE YEN
1.7090	PESOS PER SWEDISH KRONA

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.29,166,091 IS REPORTED AS FOLLOWS:
REF. S27 LONG-TERM LIABILITIES	PS.	26,406,146
REF. S69 OTHER LONG-TERM LIABILITIES	PS.	2,759,945

DEBT INSTRUMENTS

CONSOLIDATED

Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF JUNE 30, 2009), U.S.$500 MILLION SENIOR NOTES, U.S.$600 MILLION SENIOR NOTES, U.S.$300 MILLION SENIOR NOTES AND PS. 4,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2011, 2018, 2025, 2032 AND 2037, RESPECTIVELY, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$175 MILLION SENIOR NOTES, ISSUED BY CABLEMÁS, S.A. DE C.V., ("CABLEMÁS") WITH MATURITY IN 2015, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, RESTRICTED PAYMENTS, DIVIDENDS, INVESTMENTS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT JUNE 30, 2009, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATION FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS
CONSOLIDATED

 Final Printing
	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION
(%)

PROGRAMS AND FILMS	ALAMEDA
	FILMS, S.A	DOMESTIC
CHURUBUSCO,
S.A. DE
	C.V.	DOMESTIC
CINEMATO
GRAFICA,
RODRIGUEZ,
S.A. DE
	C.V.	DOMESTIC
DIANA
INTERNACIONAL
FILMS,
S.A. DE
	C.V.	DOMESTIC
RENE DUARTE
	OSORIO	DOMESTIC
CINE
FALCON
PRODUCCIO-
	NES, S.A.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
GUSTAVO
ALATRISTE
	RODRIGUEZ	DOMESTIC
	NUVISION, S.A.	DOMESTIC
PELICULAS
RODRIGUEZ,
	S.A.	DOMESTIC
PELICULAS
Y VIDEOS
INTERNACIO
NALES, S.A.
	DE C.V.	DOMESTIC
PRODUCCIONES
AGUILA,
S.A. DE
	C.V.	DOMESTIC
PRODUCCIONES
ALFA
AUDIOVISUAL,
	S.A. DE C.V.	DOMESTIC
SECINE,
S.A. DE
	C.V.	DOMESTIC
PRODUCCIONES
TOBARI, S.A.
	DE C.V.	DOMESTIC
QUALITY
FILMS, S.
DE R.L. DE
	C.V.	DOMESTIC
REYNALDO
PUENTE
	PORTILLO	DOMESTIC
OTHER
4 KIDS
	ENTERTAINMENT	FOREIGN	NO
ALFRED
HABER
DISTRIBUTION,
	INC.	FOREIGN	NO
ALLIANCE ATLAN-
TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO
CONTENTFILM
INTERNATIONAL
	LIMITED	FOREIGN	NO
DUO ENTERTAIN
VERTRIEBS
	GMHB	FOREIGN	NO
RIGHS DISTRIBU
	TION LIMITED	FOREIGN	NO
CBS
	STUDIOS, INC.	FOREIGN	NO
DREAM WORKS
	LLC.	FOREIGN	NO
HEARTS
	ENTERTAINMENT	FOREIGN	NO
INDEPENDENT
INTERNATIONAL
	TELEVISION, INC.	FOREIGN	NO
LUCAS
	FILM, LTD.	FOREIGN	NO
METRO GOLDWYN
MAYER INTERNATI-
	ONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACON, INT.	FOREIGN	NO
MULTIFILMS
	BV	FOREIGN	NO
SONY PICTURES
TELEVISION
	INTERNATIONAL	FOREIGN	NO
TELEMUNDO
INTERNATIO
	NAL, LLC.	FOREIGN	NO
TOEI
ANIMATION
	CO., LTD	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO
WARNER BROS.
INTERNATIONAL
	TELEVISION	FOREIGN	NO
OTHER
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
CONDUCTORES,
	S.A. DE C.V.	DOMESTIC
HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO
SWITCH	CABLENETWORK
	MEXICO	FOREIGN	NO
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES
COUCHE PAPER	ABASTECEDORA
	LUMEN	DOMESTIC
GRUPO PAPE
	LERO SCRIBE	DOMESTIC
PAPELERA
LOZANO
	HERMANOS	DOMESTIC
PAPELES
	PLANOS, S.A.	DOMESTIC
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
	M REAL	FOREIGN	YES
MYLLIKOSKI
	PAPEL	FOREIGN	YES
	UPM	FOREIGN	NO
	CATALYST	FOREIGN	NO
PAPER AND IMPRESSION	PRODUCTORA CO-
MERCIALIZADORA Y
EDITORES DE LI-
	BROS , S.A. DE C.V.	DOMESTIC
COMPAÑÍA
EXCEL
SERVI GRAFICA,
S.A. DE
	C.V.	DOMESTIC
OFFSET
MULTICOLOR
	S.A.	DOMESTIC
	IMPRESOS MOINO	DOMESTIC
LITOGRAFICA
MAGNO
GRAF,
S.A. DE
	C.V.	DOMESTIC
PROCESOS
INDUSTRIALES
	DE PAPEL, S.A.	DOMESTIC
BARNICES PARA
EDICIONES DE
	LIBROS, S.A.	DOMESTIC
SERVICIOS PRO-
FESIONALES
DE IMPRESIÓN,
	S.A. DE C.V.	DOMESTIC
METROCOLOR
	DE MEXICO, S.A.	DOMESTIC
REPRODU
CCIONES
FOTOME
	CANICAS, S.A.	DOMESTIC
GRÁFICA LA
	PRENSA, S.A.	DOMESTIC
EDITORIAL
ULTRA,
	S.A.	DOMESTIC
QUEBECOR
WORLD
	MEXICO	DOMESTIC
FORMADORES
Y EDITORES
	DE LIBROS	DOMESTIC
PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES
EDITORA
	GEMINIS	FOREIGN	YES
	EDITORES, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER COLOM-
	BIANA, S.A.	FOREIGN	YES
	QUEBECOR	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
ST.
	IVES	FOREIGN	NO
COLOMBO
ANDINA DE
	IMPRESOS	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED

Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME (THOUSANDS)	AMOUNT	SHARE (%)	TRADEMARKS	CUSTOMERS
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(545,010)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	2	8,988,740			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					MARKETING MODELO, S.A DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		49,660			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		754,622			T.V. CABLE DE PROVINCIA, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELE CABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TVI NACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
ADVERTISED TIME SOLD		163,327			EL PALACIO DE HIERRO, S.A DE C.V.
					TOYOTA MOTORS SALE DE MEXICO,S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	18,626	315,120		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				ESPECIAL MARVEL SEMANAL MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		312,428			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					WATA GROUP, S.A. DE C.V.
					ACTIVE INTERNATIONAL MEXICO, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					NISSAN MEXICANA, S.A. DE C.V.
					PRODUCCIONES INFOVISIÓN, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		10,360			VARIOUS
SKY:
DTH BROADCAST SATELLITE		4,307,655		SKY	SUBSCRIBERS
PAY PER VIEW		94,126
CHANNEL COMMERCIALIZATION		51,060			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SIGMA ALIMENTOS COMERCIAL, S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		2,351,962		CABLEVISION Y CABLEMAS	SUBSCRIBERS
INTERNET SERVICES		548,793
SERVICE INSTALLATION		35,568
PAY PER VIEW		36,481			HERSHEY MEXICO, S. DE R.L. DE C.V.
CHANNEL COMMERCIALIZATION		122,350			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
TELEPHONY		307,425			L.G. ELECTRONICS MEXICO, S.A DE C.V.
TELECOMMUNICATIONS		663,526
OTHER		19,560
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		225,205			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		258,537		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		150,779		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
GAMING		701,994		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		190,050			PEGASO, PCS, S.A. DE C.V.
					MARKETING MODELO, S.A DE C.V.
					PROPIMEX, S.A.DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	5,616	78,643		MAESTRA DE PREESCOLAR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				EL SOLITARIO MAGAZINE	DEALERS
				COCINA CON ALEGRIA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MEXICO DESCONOCIDO MAGAZINE
				ENTREPRENEUR MAGAZINE
				HOLA MEXICO MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(9,699)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		133,609			INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		171,188			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		349,031			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA
					ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		39,973			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,324,752		TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	28,441	530,557		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		447,268			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		407,478		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		310,838			SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		4,811		CLUB DE FUTBOL AMERICA
PUBLISHING DISTRIBUTION:	8,198	134,309		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				VEA MAGAZINE
				SEMANA MAGAZINE
				MAGALYTV MAGAZINE
DISTRIBUTION, RENTALS, AND SALE OF MOVIE RIGHTS		2,234			WARNER BROS ENTERTAINMENT, INC.
TOTAL		24,039,310

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED

Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		53,219	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION
OTHER INCOME		171,188	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		275,064	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,324,752	UNITED STATES OF AMERICA	TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	TVSBT CANAL 4 DE SAO PAULO , S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		4,811	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		2,234	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		80,390	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		73,967	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		39,973			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	28,441	530,557	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		447,268			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		407,478	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		310,838	UNITED STATES OF AMERICA		SUBSCRIBERS
PUBLISHING DISTRIBUTION:	8,198	134,309	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				VEA MAGAZINE
				SEMANA MAGAZINE
				MAGALYTV MAGAZINE
INTERSEGMENT ELIMINATIONS		(9,699)
TOTAL	36,639	3,846,349

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED

Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES  AT JUNE 30, 2009, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

EQUIPMENT OF THE CABLE TELEVISION
NETWORK	U.S.$	259.2	U.S.$	30.5	12%

INFORMATION TECHNOLOGY PROJECTS		41.2		30.3	73%

CONSTRUCTION IN PROGRESS		6.1		4.8	79%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	903.9	PS.	573.6	63%

INFORMATION TECHNOLOGY PROJECTS		27.0		15.8	58%

CONSTRUCTION IN PROGRESS		20.5		13.5	66%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED

Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

BEGINNING ON JANUARY 1, 2008, FOR NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT, ASSETS AND LIABILITIES ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF OPERATIONS AND CASH FLOWS ARE TRANSLATED AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR.  RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED

Final Printing

MEXICO CITY, D.F., JULY 16, 2009—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; TELEVISA OR THE COMPANY), TODAY ANNOUNCED RESULTS FOR SECOND QUARTER 2009. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED JUNE 30, 2009 AND 2008, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE OF NET SALES THAT EACH LINE REPRESENTS AND THE PERCENTAGE CHANGE WHEN COMPARING 2009 WITH 2008:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 10.2% TO PS.12,676.9 MILLION IN SECOND QUARTER 2009 COMPARED WITH PS.11,503.6 MILLION IN SECOND QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR CABLE AND TELECOM, PAY TELEVISION NETWORKS, SKY, PROGRAMMING EXPORTS, OTHER BUSINESSES, AND TELEVISION BROADCASTING SEGMENTS.

CONSOLIDATED OPERATING INCOME

CONSOLIDATED OPERATING INCOME INCREASED 3.2% TO PS.4,136.5 MILLION IN SECOND QUARTER 2009 COMPARED WITH PS.4,008.4 MILLION IN SECOND QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES, OPERATING EXPENSES, AND DEPRECIATION AND AMORTIZATION.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.1,155.1 MILLION AND PS.962.8 MILLION IN SECOND QUARTER 2009 AND 2008, RESPECTIVELY.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME DECREASED 0.7% TO PS.1,826.9 MILLION IN SECOND QUARTER 2009 COMPARED WITH PS.1,840.7 MILLION IN SECOND QUARTER 2008. THE NET DECREASE OF PS.13.8 MILLION REFLECTED PRIMARILY A PS.612 MILLION INCREASE IN INTEGRAL COST OF FINANCING AND A PS.31.1 MILLION INCREASE IN EQUITY IN LOSSES OF AFFILIATES, NET. THESE UNFAVORABLE VARIANCES WERE OFFSET BY I) A PS.128.1 MILLION INCREASE IN OPERATING INCOME; II) A PS.317.4 MILLION DECREASE IN OTHER EXPENSE, NET; III) A PS.25.5 MILLION DECREASE IN INCOME TAXES; AND IV) A PS.158.3 MILLION DECREASE IN NON-CONTROLLING INTEREST NET INCOME.

SECOND-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS SECOND-QUARTER RESULTS ENDED JUNE 30, 2009 AND 2008, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS.

TELEVISION BROADCASTING

SECOND-QUARTER SALES INCREASED 0.2% TO PS.5,301.5 MILLION COMPARED WITH PS.5,290.9 MILLION IN SECOND QUARTER 2008. THIS INCREASE WAS ACHIEVED IN SPITE OF THE EASTER HOLIDAY FALLING IN THIS QUARTER AND WAS DRIVEN BY I) THE BROADCAST OF CERTAIN SPECIAL EVENTS SUCH AS MUJERES DE VALOR AND HAZLO POR TI; II) STRONG RATINGS IN OUR REALITY SHOWS; AND III) STRONG RATINGS DURING THE TRANSMISSION OF SPORT EVENTS.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED MARGINALLY 0.3% TO PS.2,698.1 MILLION COMPARED WITH PS.2,707.1 MILLION IN SECOND QUARTER 2008, AND THE MARGIN WAS 50.9%. THESE RESULTS REFLECT HIGHER COST OF SALES RELATED MAINLY TO PROGRAMMING ACQUIRED IN FOREIGN CURRENCY THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

PAY TELEVISION NETWORKS

SECOND-QUARTER SALES INCREASED 35.7% TO PS.698.6 MILLION COMPARED WITH PS.514.7 MILLION IN SECOND QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO I) HIGHER REVENUES FROM CHANNELS SOLD TO PAY-TELEVISION SYSTEMS IN MEXICO, LATIN AMERICA AND TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION; II) THE POSITIVE TRANSLATION EFFECT OF FOREIGN CURRENCY-DENOMINATED SALES; AND III) HIGHER ADVERTISING SALES.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 40.2% TO PS.462.5 MILLION COMPARED WITH PS.329.9 MILLION IN SECOND QUARTER 2008, AND THE MARGIN INCREASED TO 66.2%, REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PROGRAMMING EXPORTS

SECOND-QUARTER SALES INCREASED 11.8% TO PS.638.5 MILLION COMPARED WITH PS.571.2 MILLION IN SECOND QUARTER 2008. THIS INCREASE WAS DRIVEN PRIMARILY BY A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES AMOUNTING TO PS.151.3 MILLION. THIS WAS PARTIALLY OFFSET BY I) AN 8.6% DECREASE IN ROYALTIES FROM UNIVISION, WHICH AMOUNTED TO US$36.1 MILLION FOR THE QUARTER; AND II) LOWER PROGRAMMING SALES TO LATIN AMERICA AND EUROPE. THE AMOUNT OF ROYALTIES INCLUDES AN ESTIMATED PAYMENT FOR THE MONTH OF JUNE BECAUSE THE ACTUAL AMOUNT HAS NOT YET BEEN REPORTED BY UNIVISION.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 11.1% TO PS.294.3 MILLION COMPARED WITH PS.265 MILLION IN SECOND QUARTER 2008, AND THE MARGIN WAS 46.1%. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

SECOND-QUARTER SALES DECREASED 8.4% TO PS.849 MILLION COMPARED WITH PS.927.3 MILLION IN SECOND QUARTER 2008. THESE RESULTS REFLECT A DECREASE IN REVENUES FROM A LOWER NUMBER OF ADVERTISING PAGES SOLD AS WELL AS A DECLINE IN MAGAZINE CIRCULATION IN MEXICO AND ABROAD. THESE UNFAVORABLE VARIANCES WERE PARTIALLY COMPENSATED BY A POSITIVE TRANSLATION EFFECT OF FOREIGN CURRENCY-DENOMINATED SALES AMOUNTING TO PS.101.5 MILLION.

SECOND-QUARTER OPERATING SEGMENT INCOME DECREASED 24.1% TO PS.131.9 MILLION, COMPARED WITH PS.173.7 MILLION IN SECOND QUARTER 2008; THE MARGIN WAS 15.5%. THESE RESULTS WERE DRIVEN BY LOWER SALES, WHICH WERE PARTIALLY COMPENSATED BY LOWER COST OF SALES AND OPERATING EXPENSES.

SKY

SECOND-QUARTER SALES INCREASED 7.5% TO PS.2,443.5 MILLION COMPARED WITH PS.2,272.5 MILLION IN SECOND QUARTER 2008. DURING THE SECOND QUARTER, SKY FACED INCREASED AND AGGRESSIVE COMPETITION IN MEXICO AND A SLOWDOWN IN ECONOMIC ACTIVITY. THE SUBSCRIBER BASE AS OF JUNE 30, 2009, REACHED 1,793,388 (INCLUDING 137,807 COMMERCIAL SUBSCRIBERS). SKY CLOSED THE QUARTER WITH 128,879 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 1% TO PS.1,142 MILLION COMPARED WITH PS.1,130.6 MILLION IN SECOND QUARTER 2008, AND THE MARGIN WAS 46.7%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES DRIVEN MAINLY BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED COSTS.

CABLE AND TELECOM

SECOND-QUARTER SALES INCREASED 55% TO PS.2,182.5 MILLION COMPARED WITH PS.1,408 MILLION IN SECOND QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO I) A 19.4% INCREASE IN SALES OF CABLEVISIÓN, DRIVEN MAINLY BY A 19.6% INCREASE IN REVENUE GENERATING UNITS (RGUS); AND II) THE CONSOLIDATION OF CABLEMÁS STARTING JUNE 2008, WHICH REPRESENTED INCREMENTAL REVENUE OF PS.642.7 MILLION FOR SECOND QUARTER 2009. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A MARGINAL DECREASE IN BESTEL’S SALES BY PS.5 MILLION TO PS.445.5 MILLION.

SECOND-QUARTER OPERATING SEGMENT INCOME INCREASED 67.5% TO PS.753.6 MILLION COMPARED WITH PS.450 MILLION IN SECOND QUARTER 2008, AND THE MARGIN INCREASED TO 34.5%. THESE RESULTS REFLECT HIGHER SALES AND THE CONSOLIDATION OF CABLEMÁS, WHICH REPRESENTED INCREMENTAL OPERATING SEGMENT INCOME OF PS.219 MILLION FOR THE QUARTER. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AS WELL AS PROGRAMMING EXPENSES, WHICH ARE DENOMINATED MAINLY IN FOREIGN CURRENCY. BESTEL’S OPERATING SEGMENT INCOME INCREASED PS.19.6 MILLION TO PS.76.2 MILLION, PRIMARILY AS A RESULT OF A REDUCTION IN THE COST OF SALES.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM INVESTMENTS, INCLUDING CABLEVISIÓN DE MONTERREY (“TVI”), WHICH WE REPORT UNDER THE EQUITY METHOD. WE ALSO INCLUDE OPERATING HIGHLIGHTS FOR CABLEVISIÓN AND CABLEMÁS STATED IN MILLIONS OF MEXICAN PESOS.

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND TELEPHONY AS OF JUNE 30, 2009 AMOUNTED TO 605,336, 219,158 AND 90,111, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND TELEPHONY AS OF JUNE 30, 2009 AMOUNTED TO 879,923, 250,511 AND 95,203, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND TELEPHONY AS OF JUNE 30, 2009 AMOUNTED TO 227,936, 94,797 AND 52,220, RESPECTIVELY.

THE REVENUE GENERATING UNITS (RGUS) OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF JUNE 30, 2009 AMOUNTED TO 914,605, 1,225,637 AND 374,953, RESPECTIVELY.

IN SECOND-QUARTER 2009, THE SALES OF CABLEVISIÓN AND CABLEMÁS AMOUNTED TO PS.841 MILLION AND PS.897 MILLION, RESPECTIVELY.

IN SECOND-QUARTER 2009, THE OPERATING SEGMENT INCOME OF CABLEVISIÓN AND CABLEMÁS AMOUNTED TO PS.366 MILLION AND PS.311 MILLION, RESPECTIVELY.

OTHER BUSINESSES

SECOND-QUARTER SALES INCREASED 6.4% TO PS.862.5 MILLION COMPARED WITH PS.810.3 MILLION IN SECOND QUARTER 2008. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR GAMING, ONLINE, AND FEATURE-FILM DISTRIBUTION BUSINESSES. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN OUR PUBLISHING DISTRIBUTION, RADIO AND SOCCER BUSINESSES.

SECOND-QUARTER OPERATING SEGMENT LOSS REACHED PS.29.1 MILLION COMPARED WITH PS.1.7 MILLION IN SECOND QUARTER 2008, REFLECTING HIGHER COST OF SALES AND OPERATING EXPENSES RELATED MAINLY TO OUR GAMING AND SOCCER DIVISIONS.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE SECOND QUARTER 2009 AND 2008 AMOUNTED TO PS.299.2 MILLION AND PS.291.3 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN SECOND QUARTER 2009 AND 2008 AMOUNTED TO PS.94.2 MILLION AND PS.26.5 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, IN SECOND QUARTER 2009, PRIMARILY INCLUDED PROVISIONS FOR CERTAIN NON-TRADE RECEIVABLES, DONATIONS, PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION, AND LOSS ON DISPOSITION OF ASSETS.

OTHER EXPENSE, NET, DECREASED BY PS.317.4 MILLION, OR 61%, TO PS.202.7 MILLION FOR SECOND QUARTER 2009, COMPARED WITH PS.520.1 MILLION FOR SECOND QUARTER 2008. THIS DECREASE PRIMARILY REFLECTED THE ABSENCE OF AN IMPAIRMENT ADJUSTMENT TO GOODWILL RECOGNIZED IN SECOND QUARTER 2008 RELATED TO THE OPERATIONS OF OUR TELEVISION STATION IN SAN DIEGO, CALIFORNIA.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.612 MILLION, TO PS.828.2 MILLION FOR SECOND QUARTER 2009 FROM PS.216.2 MILLION FOR SECOND QUARTER 2008. THIS INCREASE REFLECTED PRIMARILY I) A PS.255 MILLION INCREASE IN INTEREST EXPENSE, DUE MAINLY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF LONG-TERM DEBT IN SECOND QUARTER 2009; II) A PS.96.2 MILLION DECREASE IN INTEREST INCOME EXPLAINED PRIMARILY BY A REDUCTION OF INTEREST RATES APPLICABLE TO CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN SECOND QUARTER 2009; AND III) A PS.260.8 MILLION INCREASE IN FOREIGN-EXCHANGE LOSS RESULTING MAINLY FROM UNFAVORABLE VARIANCES IN FOREIGN-CURRENCY DERIVATIVES IN CONNECTION WITH A 7.2% APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE SECOND QUARTER 2009.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, INCREASED BY PS.31.1 MILLION, OR 29.7%, TO PS.135.7 MILLION IN SECOND QUARTER 2009 COMPARED WITH PS.104.6 MILLION IN SECOND QUARTER 2008. THIS INCREASE REFLECTED MOSTLY AN INCREASE IN EQUITY IN LOSS OF LA SEXTA, OUR 40.5% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN, WHICH WAS PARTIALLY OFFSET BY A REDUCTION IN EQUITY IN LOSS OF VOLARIS, OUR 25% INTEREST IN A LOW-COST CARRIER AIRLINE.

INCOME TAXES

INCOME TAXES DECREASED BY PS.25.5 MILLION, OR 3%, TO PS.823 MILLION IN SECOND QUARTER 2009 FROM PS.848.5 MILLION IN SECOND QUARTER 2008. THIS DECREASE REFLECTED PRINCIPALLY A LOWER CORPORATE INCOME TAX BASE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME DECREASED BY PS.158.3 MILLION, OR 33.1%, TO PS.320 MILLION IN SECOND QUARTER 2009, FROM PS.478.3 MILLION IN SECOND QUARTER 2008. THIS DECREASE REFLECTED ESSENTIALLY A LOWER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS HELD BY MINORITY EQUITY OWNERS IN OUR SKY SEGMENT AND MINORITY STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING SECOND-QUARTER 2009, WE INVESTED APPROXIMATELY US$68 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$37.2 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$17.2 MILLION FOR OUR SKY SEGMENT, US$3.2 MILLION FOR OUR GAMING BUSINESS, AND US$10.4 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES. IN ADDITION, WE MADE CONTRIBUTIONS IN CONNECTION WITH OUR 40.5% INTEREST IN LA SEXTA IN THE AMOUNT OF €19.7 MILLION (PS.360.8 MILLION).

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT DURING THE QUARTER IN OUR CABLE AND TELECOM SEGMENT INCLUDES APPROXIMATELY US$18.5 MILLION FOR CABLEVISIÓN, US$15.8 MILLION FOR CABLEMÁS, AND US$2.9 MILLION FOR BESTEL.

CAPITAL CONTRIBUTION IN CABLEVISIÓN

IN JUNE 2009, THE STOCKHOLDERS OF OUR CONSOLIDATED SUBSIDIARY EMPRESAS CABLEVISIÓN S.A.B. DE C.V. MADE A CAPITAL CONTRIBUTION IN CASH TO INCREASE THE CAPITAL STOCK OF THIS COMPANY IN THE AGGREGATE AMOUNT OF PS.3,699.7 MILLION, OF WHICH PS.1,812.7 MILLION WAS CONTRIBUTED BY THE NON-CONTROLLING INTEREST.

DEBT AND SATELLITE TRANSPONDER LEASE OBLIGATION

IN MAY 2009, WE REPAID A BANK LOAN AT ITS ORIGINAL MATURITY IN THE PRINCIPAL AMOUNT OF PS.1,162.5 MILLION.

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.35,404 MILLION AND PS.32,014.7 MILLION AS OF JUNE 30, 2009 AND 2008, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.542.4 MILLION AND PS.1,173.2 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,184.5 MILLION AND PS.1,025.2 MILLION AS OF JUNE 30, 2009 AND 2008, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.139.9 MILLION AND PS.97.7 MILLION, RESPECTIVELY.

AS OF JUNE 30, 2009 AND 2008, OUR CONSOLIDATED NET CASH POSITION (CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND HELD-TO-MATURITY INVESTMENTS LESS TOTAL DEBT) WAS PS.789.4 MILLION AND PS.2,255.9 MILLION, RESPECTIVELY. HELD-TO-MATURITY INVESTMENTS AS OF JUNE 30, 2009 AND 2008, AMOUNTED TO PS.1,110.4 MILLION AND PS.1,240.9 MILLION, RESPECTIVELY.

DIVIDENDS

ON APRIL 30, 2009, OUR STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND OF PS.1.75 PER CPO, WHICH WAS PAID IN CASH IN MAY 2009 IN THE AMOUNT OF APPROXIMATELY PS.5,183 MILLION.

IN APRIL 2009, THE HOLDING COMPANIES OF OUR SKY SEGMENT PAID A DIVIDEND IN CASH TO ITS EQUITY OWNERS OF PS.2,000 MILLION, OF WHICH PS.826.7 MILLION WAS PAID TO MINORITY EQUITY OWNERS.

SHARES REPURCHASED AND OUTSTANDING

DURING SECOND QUARTER 2009, WE REPURCHASED 0.2 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.7.4 MILLION; AND IN APRIL 2009, OUR STOCKHOLDERS APPROVED THE CANCELLATION OF 1,421.2 MILLION SHARES IN THE FORM OF 12.1 MILLION CPOS, WHICH WERE REPURCHASED BY US IN 2008.

AS OF JUNE 30, 2009 AND 2008, OUR SHARES OUTSTANDING AMOUNTED TO 329,605 MILLION AND 329,633.1 MILLION SHARES, RESPECTIVELY; AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,817.1 MILLION AND 2,817.4 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS WAS CALCULATED BY DIVIDING THE NUMBER OF SHARES BY 117.

AS OF JUNE 30, 2009 AND 2008, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 563.4 MILLION AND 563.5 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS WAS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN SECOND-QUARTER 2009, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AVERAGE AUDIENCE SHARE AMOUNTED TO 71.7%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AVERAGE AUDIENCE SHARE AMOUNTED TO 69.4%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AVERAGE AUDIENCE SHARE AMOUNTED TO 70.1%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF AN INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED

Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF JUNE 30, 2009 AND 2008, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2008, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX MONTHS ENDED JUNE 30, 2009.

          EFFECTIVE JUNE 1, 2008, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS FROM OPERATIONS OF CABLEMÁS IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN CABLEMÁS BY APPLYING THE EQUITY METHOD.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30 CONSISTED OF:

	2009		2008
BUILDINGS	Ps.	9,224,065	Ps.	9,244,506
BUILDING IMPROVEMENTS		1,679,116		1,715,072
TECHNICAL EQUIPMENT		35,233,473		32,284,450
SATELLITE TRANSPONDERS		1,789,890		1,789,890
FURNITURE AND FIXTURES		748,695		808,861
TRANSPORTATION EQUIPMENT		1,646,413		1,608,543
COMPUTER EQUIPMENT		2,286,762		2,424,721
LEASEHOLD IMPROVEMENTS		1,220,971		978,432
		53,829,385		50,854,475
ACCUMULATED DEPRECIATION		(29,322,832)		(26,995,965)
		24,506,553		23,858,510
LAND		4,620,614		4,538,383
CONSTRUCTION AND PROJECTS IN PROGRESS		1,243,968		1,250,479
	Ps.	30,371,135	Ps.	29,647,372

DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 WAS PS.2,133,339 AND PS.1,756,312, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF JUNE 30, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2009				2008
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS			MEXICAN PESOS	THOUSANDS OF U.S. DOLLARS			MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	947,990	U.S.$	71,951	Ps.	742,268
6.0% SENIOR NOTES DUE 2018 (A)	500,000			6,587,750	500,000			5,158,150
6.625% SENIOR NOTES DUE 2025 (A)	600,000			7,905,300	600,000			6,189,780
8.5% SENIOR NOTES DUE 2032 (A)	300,000			3,952,650	300,000			3,094,890
8.49% SENIOR NOTES DUE 2037 (A)	-			4,500,000	-			4,500,000
9.375% SENIOR NOTES DUE 2013 (B)	-			-	11,251			116,069
9.375% SENIOR GUARANTED NOTES DUE 2015 (C)	174,700			2,301,760	175,000			1,802,990
	U.S.$	1,646,651	Ps.	26,195,450	U.S.$	1,658,202	Ps.	21,604,147

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032 AND 2037, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94 AND 8.93% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025 AND 2037, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. AND MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)
IN SEPTEMBER 2008, SKY PREPAID ALL OF THE OUTSTANDING SENIOR NOTES DUE 2013, IN THE PRINCIPAL AMOUNT OF U.S.$11.3 MILLION. THE TOTAL AGGREGATE AMOUNT PAID BY SKY IN CONNECTION WITH THIS PREPAYMENT WAS U.S.$12.6 MILLION, INCLUDING RELATED ACCRUED INTEREST AND PREMIUM OF 4.6875%.

(C)
THESE SENIOR GUARANTEED NOTES ARE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND ARE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. CABLEMÁS MAY REDEEM THESE SENIOR NOTES, IN  WHOLE OR IN PART, AT ANY TIME BEFORE NOVEMBER 15, 2010, AT REDEMPTION PRICES PLUS ACCRUED AND UNPAID INTEREST. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS RELATING TO CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, INCLUDING COVENANTS WITH RESPECT TO LIMITATIONS ON INDEBTEDNESS, PAYMENTS DIVIDENDS, INVESTMENTS, SALE OF ASSETS, AND CERTAIN MERGERS AND CONSOLIDATIONS. IN JULY 2008, CABLEMÁS PREPAID A PORTION OF THESE SENIOR NOTES IN THE PRINCIPAL AMOUNT OF U.S.$0.3 MILLION IN CONNECTION WITH A TENDER OFFER TO PURCHASE THESE SENIOR NOTES AT A PURCHASE PRICE OF 101% PLUS RELATED ACCRUED AND UNPAID INTEREST.

4.        CONTINGENCIES:

          ON JANUARY 22, 2009, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED AN AMENDMENT TO THEIR PROGRAM LICENSE AGREEMENT. IN CONNECTION WITH THIS AMENDMENT, TELEVISA, S.A. DE C.V. AND UNIVISION AGREED TO DISMISS ALL CLAIMS IN THE DISTRICT COURT ACTION WITH THE EXCEPTION OF A UNIVISION INTERNET COUNTERCLAIM.

 THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.        STOCKHOLDERS' EQUITY:

THE CONTROLLING INTEREST STOCKHOLDERS' EQUITY AS OF JUNE 30 IS ANALYZED AS FOLLOWS:

	2009				2008
	NOMINAL PESOS		RESTATED PESOS (1)		NOMINAL PESOS		RESTATED PESOS (1)
CAPITAL STOCK ISSUED	Ps.	2,368,792	Ps.	10,019,859	Ps.	2,378,506	Ps.	10,060,950
ADDITIONAL PAID-IN CAPITAL	3,841,792		4,547,944		3,841,792		4,547,944
LEGAL RESERVE	1,197,574		2,135,423		1,197,574		2,135,423
RESERVE FOR REPURCHASE OF SHARES	—		—		—		—
UNAPPROPRIATED EARNINGS	17,604,022		21,509,118		14,883,283		19,448,198
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES	3,520,710		4,191,109		3,462,837		4,234,741
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET	—		(1,225,262)				(1,347,567)
NET INCOME FOR THE PERIOD	—		2,804,952		—		2,894,277
SHARES REPURCHASED	(4,253,957)		(4,497,635)		(4,670,709)		(4,826,062)
TOTAL CONTROLLING INTEREST STOCKHOLDERS’ EQUITY			Ps.	39,485,508			Ps.	37,147,904

            (1) RESTATEMENT FOR INFLATION EFFECTS WAS RECOGNIZED THROUGH DECEMBER 31, 2007,  IN ACCORDANCE WITH MEXICAN FRS.

IN APRIL 2008, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE AMOUNT OF UP TO PS.2,276,340, WHICH CONSISTED OF PS.0.75 PER CPO AND PS.0.00641025641 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2008 IN THE AGGREGATE AMOUNT OF PS.2,229,973; AND (II) THE CANCELLATION OF APPROXIMATELY 7,146.1 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 61.1 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2007 AND 2008.

IN APRIL 2009, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.5,204,575, WHICH CONSISTED OF PS.1.75 PER CPO AND PS.0.014957264957 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2009 IN THE AGGREGATE AMOUNT OF PS.5,183,020; AND (II) THE CANCELLATION OF APPROXIMATELY 1,421.2 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 12.1 MILLLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2008.

AS OF JUNE 30, 2009, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	119,879,076,425	7,841,747,385	112,037,329,040
SERIES “B” SHARES	55,995,375,176	3,968,286,173	52,027,089,003
SERIES “D” SHARES	85,333,686,865	2,563,376,219	82,770,310,646
SERIES “L” SHARES	85,333,686,865	2,563,376,219	82,770,310,646
	346,541,825,331	16,936,785,996	329,605,039,335

     THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF JUNE 30, 2009, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	19,890,000	-	19,890,000	PS.	(7,422)
ACQUIRED BY A GROUP’S TRUST (2)	-	-	-	-
ACQUIRED BY A COMPANY’S TRUST (3)	8,549,110,323	8,367,785,673	16,916,895,996	(3,908,332)
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-	(581,881)
	8,569,000,323	8,367,785,673	16,936,785,996	PS.	(4,497,635)

(1)	DURING THE SECOND QUARTER OF 2009, THE COMPANY REPURCHASED 19,890,000 SHARES IN THE FORM OF 170,000 CPOS.
(2)
DURING THE FIRST HALF OF 2009, A GROUP’S TRUST ACQUIRED 70,200,000 SHARES IN THE FORM OF 600,000 CPOS, IN THE AMOUNT OF PS.21,220, IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN. ALSO, IN JANUARY 2009 THE GROUP RELEASED 4,773,600 SHARES IN THE FORM OF 40,800 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.371 IN CONNECTION WITH THIS PLAN. IN SECOND QUARTER 2009, THE SPECIAL PURPOSE TRUST FOR THE COMPANY’S STOCK PURCHASE PLAN TRANFERRED 3,072,613,869 SHARES IN THE FORM OF 26,261,657 CPOS AND AN ADDITIONAL 516,887,975 SERIES A SHARES, 20,675,534 SERIES B SHARES, 25 SERIES D SHARES AND 25 SERIES L SHARES, NOT IN THE FORM OF CPOS, TO THE COMPANY’S TRUST FOR THE COMPANY´S LONG-TERM RETENTION PLAN.

(3)
DURING THE FIRST HALF OF 2009, A COMPANY’S TRUST ACQUIRED 150,286,500 SHARES IN THE FORM OF 1,284,500 CPOS, IN THE AMOUNT OF PS.51,838, IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN. ALSO, IN JANUARY 2009, THE GROUP RELEASED 1,369,089,891 SHARES, IN THE FORM OF 11,701,623 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.92,590, IN CONNECTION WITH THIS PLAN.

(4)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN CONTROLLING INTEREST STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.160,823 FOR THE SIX MONTHS ENDED JUNE 30, 2009, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED INCOME AS AN ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.        REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF JUNE 30, 2009.

 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.        INTEGRAL RESULT OF FINANCING:

INTEGRAL RESULT OF FINANCING FOR THE SIX MONTHS ENDED JUNE 30 CONSISTED OF:

	2009		2008
INTEREST EXPENSE (1)	Ps.	1,618,077	Ps.	1,153,827
INTEREST INCOME	(607,974)		(781,341)
FOREIGN EXCHANGE LOSS, NET (2)	529,613		371,686
	Ps.	1,539,716	Ps.	744,172

(1)	INTEREST EXPENSE INCLUDES IN 2009 AND 2008 A NET LOSS (GAIN) FROM RELATED DERIVATIVE CONTRACTS OF PS.72,076 AND PS.(142,921), RESPECTIVELY.
(2)	INCLUDES IN 2009 AND 2008 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.452,799 AND PS.234,425, RESPECTIVELY.

8.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30 WAS DERIVED FROM:

	2009		2008
ASSETS:
ACCRUED LIABILITIES	Ps.	756,703	Ps.	610,669
GOODWILL	1,062,680		1,017,575
TAX LOSS CARRYFORWARDS	805,779		906,268
ALLOWANCE FOR DOUBTFUL ACCOUNTS	336,764		298,246
CUSTOMER ADVANCES	779,305		1,330,195
OTHER ITEMS	277,066		230,964
	4,018,297		4,393,917
LIABILITIES:
INVENTORIES	(166,874)		(423,778)
PROPERTY, PLANT AND EQUIPMENT, NET	(1,483,644)		(1,570,007)
OTHER ITEMS	(1,568,509)		(1,546,485)
SKY	(465,294)		(525,164)
	(3,684,321)		(4,065,434)
DEFERRED-INCOME TAX OF MEXICAN COMPANIES	333,976		328,483
DEFERRED TAX OF FOREIGN SUBSIDIARIES	(111,937)		763,907
ASSETS TAX	891,094		1,498,581
VALUATION ALLOWANCE	(3,386,861)		(3,920,804)
FLAT RATE BUSINESS TAX	40,095		-
DEFERRED TAX LIABILITY	Ps.	(2,233,633)	Ps.	(1,329,833)

9.        DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008.

10.        QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2009 ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER
3 / 08	PS.	4,961,295	PS.	2,067,018
4 / 08	7,803,652		2,842,357
1 / 09	978,031		978,031
2 / 09	2,804,952		1,826,921

11. INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 IS AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT INCOME (LOSS)
2009:
TELEVISION BROADCASTING	Ps.	9,343,197	Ps.	(26,593)	Ps.	9,369,790	Ps.	4,282,370
PAY TELEVISION NETWORKS	1,306,953		505,726		801,227		859,325
PROGRAMMING EXPORTS	1,324,752		5,819		1,318,933		634,774
PUBLISHING	1,615,733		3,526		1,612,207		154,481
SKY	4,860,319		2,439		4,857,880		2,252,813
CABLE AND TELECOM	4,396,503		33,018		4,363,485		1,432,857
OTHER BUSINESSES	1,746,562		30,774		1,715,788		(68,838)
SEGMENTS TOTALS	24,594,019		554,709		24,039,310		9,547,782
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(554,709)		(554,709)		-		(319,546)
DEPRECIATION AND AMORTIZATION EXPENSE	-		-		-		(2,362,234)
CONSOLIDATED TOTAL	Ps.	24,039,310	Ps.	-	Ps.	24,039,310	Ps.	6,866,002	(1)

2008:
TELEVISION BROADCASTING	Ps.	9,173,416	Ps.	200,129	Ps.	8,973,287	Ps.	4,221,323
PAY TELEVISION NETWORKS	978,284		251,809		726,475		613,198
PROGRAMMING EXPORTS	1,149,536		610		1,148,926		510,321
PUBLISHING	1,654,651		8,548		1,646,103		222,716
SKY	4,453,122		41,591		4,411,531		2,210,873
CABLE AND TELECOM	2,460,864		917		2,459,947		777,747
OTHER BUSINESSES	1,711,369		35,964		1,675,405		(24,336)
SEGMENT TOTALS	21,581,242		539,568		21,041,674		8,531,842
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(539,568)		(539,568)		-		(182,880)
DEPRECIATION AND AMORTIZATION EXPENSE	-		-		-		(1,956,076)
CONSOLIDATED TOTAL	Ps.	21,041,674	Ps.	-	Ps.	21,041,674	Ps.	6,392,886	(1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

          THE GROUP’S PUBLISHING DISTRIBUTION BUSINESS WAS PRESENTED AS A SEPARATE REPORTABLE BUSINESS THROUGH SECOND QUARTER 2008, AND WAS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT IN THIRD QUARTER 2008,  SINCE ITS OPERATIONS BECAME NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE.

12.       INVESTMENTS:

          IN THE SIX MONTHS ENDED JUNE 30, 2009, THE GROUP MADE CAPITAL CONTRIBUTIONS  IN CONNECTION WITH ITS 40.5% INTEREST IN LA SEXTA AND  ITS 25% INTEREST IN VOLARIS IN THE AGGREGATE AMOUNT OF €31.7 MILLION (PS.588,603)  AND U.S.$5 MILLION (PS.69,000), RESPECTIVELY.

13.       OTHER STOCKHOLDERS TRANSACTIONS:

          IN FEBRUARY 2009, THE GROUP ACQUIRED A PORTION OF NON-CONTROLLING INTEREST IN CABLEMÁS TO INCREASE ITS INTEREST IN THIS SUBSIDIARY FROM 54.5% TO 58.3%.

          IN APRIL 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGEGATE AMOUNT OF Ps.2,000,000, OF WHICH PS.826,669 WAS PAID TO ITS MINORITY EQUITY OWNERS.

          IN JUNE 2009, THE STOCKHOLDERS OF EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. MADE A CAPITAL CONTRIBUTION IN CASH TO INCREASE THE CAPITAL STOCK OF THIS COMPANY’S SUBSIDIARY IN THE AGGREGATE AMOUNT OF PS.3,699,652, OF WHICH PS.1,812,675 WAS CONTRIBUTED BY NON-CONTROLLING STOCKHOLDERS.

14. FINANCING TRANSACTIONS:

          IN MARCH 2009, THE COMPANY ENTERED INTO A PURCHASE AGREEMENT WITH THE HOLDER OF A U.S.$80 MILLION NON-INTEREST BEARING PROMISSORY NOTE PAYABLE ISSUED BY A COMPANY’S SUBSIDIARY WITH A MATURITY IN AUGUST 2009.

          IN MAY 2009, THE COMPANY REPAID A BANK LOAN AT ITS ORIGINAL MATURITY IN THE PRINCIPAL AMOUNT OF PS.1,162,460.
------------

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR  KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ Emilio Azcarraga Jean	/s/ Salvi Folch Viadero
EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ Joaquin Balcarcel Santa Cruz
JOAQUIN BALCÁRCEL SANTA CRUZ VICE PRESIDENT - LEGAL AND GENERAL COUNSEL

MÉXICO, D.F., JULY 16, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 21, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President